IAMGOLD REPORTS SECOND QUARTER 2020 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated

Interim Financial Statements for the six months ended June 30, 2020.

Toronto, Ontario, August 5, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended June 30, 2020.

"IAMGOLD delivered solid operating results in the quarter, generating $72.4 million in operating cash flow and producing 155,000 ounces of gold. These results were achieved despite the temporary suspension of mining activities at Westwood and Rosebel, with both operations back online as of April 15 and July 24, respectively, and the anticipated continued impact of the global COVID-19 crisis," commented Gordon Stothart, President and CEO of IAMGOLD. "During the quarter, we have taken significant, proactive steps at each of our operations to establish protocols enabling us to deliver on our long-term strategy, while prioritizing the health and safety or our workforce and host communities. I would like to commend our employees for their extraordinary dedication, perseverance, and professionalism during these unprecedented times."

Mr. Stothart stated, "On July 21, together with our JV partner, Sumitomo Metal Mining Co., we announced the decision to proceed with the construction of the Côté Gold Project, located in northern Ontario. Côté is a world-class deposit and is transformational to IAMGOLD's future, reducing overall operating costs, increasing total production, increasing the number of mines and bringing greater geographic diversity to our portfolio. Our strong financial position, with over $860 million in cash and short-term investments, coupled with operating cash flows from our existing mines, enable us to take this important step toward executing on our best-in-class growth pipeline."

Mr. Stothart announced, "After 13 years with the Company, Carol Banducci has advised us of her intention to retire from IAMGOLD on March 31, 2021. Carol has steadfastly seen the Company through a bull market, a bear market and several transitions. Her disciplined approach to financial management and success in building an outstanding finance and accounting team, has positioned the Company exceptionally well today for both challenges and opportunities. I wish her all the best in retirement, and look forward to our continued work together until that time."

Carol Banducci, EVP and CFO, commented, "It is with mixed emotions that I announce my retirement from the Company. IAMGOLD is an exciting place to be, with an incredible pipeline of projects and outstanding people. I look forward to working with Gord and the team to advance our ongoing work, and to ensure a smooth transition process."

"In addition," Mr. Stothart continued, "Jeffery Snow, General Counsel and Senior Vice President, Business Development, will be retiring from the Company effective August 31, 2020. Jeff has had a storied 39-year career at the intersection of law and mining. We will miss his wise counsel, and wish him all the best in his well-deserved retirement."

Second Quarter 2020 Highlights

• Attributable gold production from continuing operations of 155,000 ounces at cost of sales1 per ounce of $1,030, total cash costs2 per ounce produced of $935 and all-in sustaining costs2 per ounce sold of $1,189. Production was impacted by the suspension of operations at Rosebel.

• Attributable gold sales from continuing operations of 153,000 ounces at an average realized gold price per ounce of $1,724.

• Revenues of $284.6 million, reflecting an average realized gold price of $1,724 per ounce sold.

• Net income from continuing operations attributable to equity holders was $25.5 million, or $0.05 per share, benefiting from improved operating margins.

• Adjusted net earnings from continuing operations attributable to equity holders2 was $20.1 million, or $0.04 per share2.

• Net cash from operating activities was $72.4 million, a 65% increase over the first quarter.

• Net cash from operating activities before changes in working capital2 was $79.0 million, a 9% increase over the first quarter.

• IAMGOLD remains in a solid liquidity position with cash, cash equivalents, short-term investments and restricted cash increasing by $36.5 million over the first quarter to $866.3 million, as at June 30, 2020.

OPERATING PERFORMANCE

• Attributable gold production from continuing operations was 155,000 ounces, down 29,000 ounces from the same prior year period, and down 15,000 ounces from the first quarter 2020.

• Attributable gold sales from continuing operations were 153,000 ounces, down 21,000 ounces from the same prior year period, and down 6,000 ounces from the first quarter 2020.

• Cost of sales1 from continuing operations was $1,030 per ounce, up 9% from the same prior year period, and down 2% from the first quarter 2020.

• All-in sustaining costs2 from continuing operations were $1,189 per ounce, up 4% from the same prior year period, and down 3% from the first quarter 2020.

• Total cash costs2 from continuing operations were $935 per ounce, up 5% from the same prior year period, and down 6% from the first quarter 2020.

• Gold margin2 from continuing operations was $789 per ounce, up $366 per ounce from the same prior year period, and up $179 per ounce from the first quarter 2020.

FINANCIAL RESULTS

• Revenues were $284.6 million, up $38.1 million from the same prior year period, and up $10.1 million from the first quarter 2020, reflecting an average realized gold price of $1,724 per ounce sold.

• Gross profit was $56.3 million, up $49.7 million from the same prior year period, and up $24.4 million from the first quarter 2020.

• Net income from continuing operations attributable to equity holders was $25.5 million, or $0.05 per share, compared to net loss from continuing operations of $18.6 million, or $0.04 per share in the same prior year period, and compared to net loss from continuing operations of $34.4 million, or $0.07 per share in the first quarter 2020.

• Adjusted net earnings from continuing operations attributable to equity holders2 was $20.1 million, or $0.04 per share2, compared to adjusted net loss from continuing operations2 of $15.5 million, or $0.03 per share2 in the same prior year period, and compared to adjusted net loss from continuing operations2 of $4.9 million, or $0.01 per share2 in the first quarter 2020.

• Net cash from operating activities was $72.4 million, up $31.8 million from the same prior year period, and up $28.4 million from the first quarter 2020.

• Net cash from operating activities before changes in working capital1 was $79.0 million, up $36.2 million from the same prior year period, and up $6.2 million from the first quarter 2020.

• Cash, cash equivalents, short-term investments and restricted cash totaled $866.3 million at June 30, 2020. Cash and cash equivalents were $831.9 million, short-term investments were $6.2 million and restricted cash was $28.2 million. $499.6 million was available under the credit facility.

GLOBAL COVID-19 CRISIS

• The global COVID-19 crisis continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. IAMGOLD has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 crisis on its operations, development projects and exploration activities. IAMGOLD is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where we operate. IAMGOLD continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 crisis on our people and business, and supporting the local efforts to manage the crisis.

• IAMGOLD has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 crisis. These steps included: implementation of sanitary measures recommended by Health Authorities; physical distancing; use of personal protective equipment; restricted site access; screening processes for employees, contractors and incoming supplies; use of thermal cameras to check temperatures before site entrance; reduction of the on-site workforce to essential personnel only and arranging additional transportation buses and on-site medical personnel. In addition, the number of sleeping quarters at the mine sites will be further increased.

• Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, setting up of a field hospital, 24/7 ambulance service and air evacuation plans for emergency situations at the Essakane mine site. As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.

• Given the surge of COVID-19 infections in the region, a number of personnel at the Rosebel Gold Mine operations in Suriname were diagnosed with COVID-19. Affected personnel were moved to Government supervised quarantine facilities in Paramaribo and received medical care, as appropriate. Currently, there are no cases at the mine site and a limited number in quarantine offsite, with the majority of affected personnel having already recovered. In conjunction with the Surinamese Health Authorities, Rosebel implemented all required preventive measures, including the disinfecting of living quarters and work areas.

• Westwood commenced the restart of operations from care and maintenance on April 15, 2020. The restart was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.

STRATEGIC DEVELOPMENTS

Exploration

• On May 13, 2020, IAMGOLD reported assay results from the 2020 diamond drilling program at the Rouyn Gold Project in Canada. Drilling highlights included: 9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), and 9.0 metres grading 5.8 g/t Au.

• On June 18, 2020, IAMGOLD reported initial assay results from the 2020 infill and expansion diamond drilling program at the Nelligan Project in Canada. Drilling highlights included: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, and 10.5 metres grading 10.5 g/t Au.

Development and Operations

• On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture ("Rosebel UJV") agreement with Staatsolie Maatschappij Suriname N.V. ("Staatsolie") relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie's gold entitlement from the Saramacca property.

• On April 15, 2020, IAMGOLD's Westwood Gold Mine commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. Previously, Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business.

• The Rosebel mine in Suriname was moved into self-confinement on March 22, 2020 to better protect employees and communities, and to support the continuity of operations. Following a surge in COVID-19 infections in the region, a number of personnel at Rosebel were diagnosed with COVID-19 in mid-June. IAMGOLD implemented further protocols in response to these cases to enable quarantining, contact tracing, disinfection and increased physical distancing. Unfortunately, the Union chose to use one of these preventative measures, which would support physical distancing through the reduction of the number of people sharing accommodations, as the basis for a work stoppage on June 12, 2020, which required Rosebel to concurrently suspend operations until the appropriate controls could be implemented to protect the safety of all employees. With confirmation and advice from the medical experts of the COVID-19 Outbreak Management Team of Suriname, and explicit agreement between the Union and Rosebel, Rosebel resumed operations on July 24, 2020.

• On March 24, 2020, the Essakane mine in Burkina Faso was also moved into self-confinement to better protect employees and communities, and to support the continuity of operations. The Government of Burkina Faso subsequently imposed a curfew and limited movement in the country by placing a number of locations, including Ouagadougou and Essakane under administrative quarantine on April 8, 2020. Administrative quarantine was lifted on May 19, 2020. Production continued uninterrupted during the quarantine period.

Subsequent to the Quarter

• On July 21, 2020, IAMGOLD, together with joint venture partner Sumitomo Metal Mining Co., Ltd. ("SMM") announced the decision to proceed with the construction of the Côté Gold Project. During the second quarter 2020, de-risking activities related to the development of the Project continued, with project engineering over 60% complete. De-risking activities remain within the capital expenditure guidance and include detailed engineering, refining the resource block model, and advancing project permitting, including receipt of notification of approval for the application under Section 36 of the Fisheries Act (Canada) for the Project, a key milestone in attaining permits relating to impacts on fish habitats and tailings management. The first phase of camp construction and site tree clearing were also completed during the quarter.

• IAMGOLD filed a National Instrument ("NI") 43-101 Technical Report for its Westwood mine on August 5, 2020, confirming the details of a safe and profitable operation and re-affirmed long-term production guidance originally disclosed in December 2019. The NI 43-101 Technical Report incorporated modified mining methods, operational practices and revised productivity assumptions. In this context, total attributable reserves decreased by 48% to 0.618 million ounces (2.698 million tonnes grading 7.1 g/t Au), with the balance of reserve ounces being reclassified to resource ounces. While overall mineral resources have remained largely unchanged at 4.764 million tonnes grading 10.2 g/t Au for a total of 1.557 million ounces in measured and indicated resources, mineral reserves were impacted primarily by more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas. As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, IAMGOLD continues to work on converting its significant underground mineral resources to mineral reserves over time.

• On August 5, 2020, IAMGOLD announced the retirement of Carol Banducci, EVP and CFO, effective March 31, 2021 and the retirement of Jeffery Snow, General Counsel and SVP Business Development, effective August 31, 2020.

UPCOMING GROWTH CATALYSTS

• IAMGOLD continues de-risking activities at the Boto Gold Project, by advancing engineering, building access infrastructure, and progressing with environmental and social programs to support the project development. Building on our exploration success along the Senegal-Mali Shear Zone with several other discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries, IAMGOLD has also initiated a strategic study, referred to as the "Bambouk Gold Complex," to advance resource evaluation and delineation at the Diakha-Siribaya and Karita projects to support the evaluation of various potential development scenarios and identify regional synergies.

• IAMGOLD continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, the Monster Lake and the Rouyn Gold Projects in Quebec, the Gosselin discovery on the Côté Gold property in Ontario, and the Karita Gold discovery in Guinea.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2020	2019	2020	2019
Continuing Operations
Revenues	$284.6	$246.5	$559.1	$497.5
Cost of sales	$228.3	$239.9	$470.9	$491.8
Gross profit	$56.3	$6.6	$88.2	$5.7
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$25.5	$(18.6)	$(8.9)	$(59.3)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.05	$(0.04)	$(0.02)	$(0.13)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$20.1	$(15.5)	$16.5	$(17.7)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$0.04	$(0.03)	$0.03	$(0.04)
Net cash from operating activities	$72.4	$40.6	$116.4	$48.7
Net cash from operating activities before changes in working capital[1]	$79.0	$42.8	$151.8	$75.9
Key Operating Statistics
Gold sales - attributable (000s oz)	153	174	312	352
Gold production - attributable (000s oz)	155	184	325	357
Average realized gold price[1] ($/oz)	$1,724	$1,316	$1,663	$1,312
Cost of sales[2] ($/oz)	$1,030	$941	$1,042	$952
Total cash costs[1] ($/oz)	$935	$893	$966	$891
All-in sustaining costs[1] ($/oz)	$1,189	$1,146	$1,210	$1,124
Gold margin[1] ($/oz)	$789	$423	$697	$421

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of IAMGOLD's MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 31 of IAMGOLD's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

SECOND QUARTER 2020 SUMMARY
Financial Performance

• Revenues from continuing operations for the second quarter 2020 were $284.6 million, up $38.1 million or 15% from the same prior year period. The increase was primarily due to a higher realized gold price ($67.3 million), partially offset by lower sales volume at Rosebel ($15.5 million), Essakane ($9.2 million) and Westwood ($4.5 million).

• Cost of sales from continuing operations for the second quarter 2020 was $228.3 million, down $11.6 million or 5% from the same prior year period. The decrease was primarily due to lower operating costs ($8.2 million) and depreciation expense ($5.3 million) partially offset by higher royalty expense as a result of an increase in the gold price ($1.9 million). Operating costs were lower primarily due to lower operating activity at Rosebel resulting from the work stoppage on June 12, 2020.

• Depreciation expense from continuing operations for the second quarter 2020 was $58.4 million, down $5.3 million or 8% from the same prior year period. The decrease was primarily due to lower depreciation at Westwood resulting from the impairment charge recorded in the fourth quarter 2019.

• Income tax expense for the second quarter 2020 was $14.3 million, up $10.4 million from the same prior year period. Income tax expense for the second quarter 2020 comprised current income tax expense of $13.3 million (June 30, 2019 - $0.2 million) and deferred income tax expense of $1.0 million (June 30, 2019 - $3.7 million). The increase in income tax expense was due to a lower deferred tax recovery primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

• Net income from continuing operations attributable to equity holders for the second quarter 2020 was $25.5 million, or $0.05 per share, compared to net loss of $18.6 million, or $0.04 per share in the same prior year period. The increase in net income was primarily due to higher gross profit ($49.7 million), higher interest income, derivatives and other investment gains (losses) ($22.5 million) and lower exploration expenses ($5.6 million), partially offset by higher other expenses ($22.1 million) and higher income taxes ($10.4 million).

• Adjusted net earnings from continuing operations attributable to equity holders2 was $20.1 million, or $0.04 per share2, compared to adjusted net loss from continuing operations2 of $15.5 million, or $0.03 per share2 in the same prior year period.

• Net cash from operating activities for the second quarter 2020 was $72.4 million, up $31.8 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($40.3 million).

• Net cash from operating activities before changes in working capital1 for the second quarter 2020 was $79.0 million, up $36.2 million from the same prior year period.

Financial Position

• Our cash, cash equivalents, short-term investments and restricted cash were $866.3 million at June 30, 2020, up $1.5 million from December 31, 2019. The increase was primarily due to cash generated from operating activities ($116.4 million) and proceeds from the equipment loan ($10.9 million), partially offset by spending on property, plant and equipment ($125.7 million).

• As previously noted in the July 21, 2020 news release concerning the construction of the Côté Gold Project, IAMGOLD indicated that it may enter into derivative contracts to mitigate financial exposures. In order to mitigate gold price exposure and to further de-risk the balance sheet, IAMGOLD intends, under appropriate conditions, to hedge 15 - 20% of total production to cover the construction period of the Project between 2021 and mid-2023 through a combination of options and/or collars.

Production and Costs

• Attributable gold production from continuing operations was 155,000 ounces for the second quarter 2020, down 29,000 ounces from the same prior year period. The decrease was primarily due to lower production at Rosebel (20,000 ounces) as a result of the work stoppage during June 2020.

• Attributable gold sales from continuing operations were 153,000 ounces for the second quarter 2020, down 21,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (12,000 ounces), Essakane (6,000 ounces) and at Westwood (3,000 ounces).

• Cost of sales1 per ounce from continuing operations for the second quarter 2020 was $1,030, up 9% from the same prior year period primarily due to lower sales volume and higher royalties as a result of an increase in the gold price.

• Total cash costs2 per ounce produced from continuing operations for the second quarter 2020 were $935, up 5% from the same prior year period primarily due to lower production volume and higher royalties as a result of an increase in the gold price.

• All-in sustaining costs2 per ounce sold from continuing operations for the second quarter 2020 were $1,189, up 4% from the same prior year period primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures.

Commitment to Zero Harm Continues

• The DART rate3, representing the frequency of all types of serious injuries across all sites and functional areas for the second quarter 2020 was 0.11, below IAMGOLD's target of 0.57. We continue the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

COVID-19 Crisis

• In response to the global COVID-19 crisis, IAMGOLD has taken extensive steps to protect the health and safety of employees and contractors.

• As the global COVID-19 crisis evolved, we adjusted and expanded the extensive measures previously implemented to protect the health and safety of employees, contractors and local communities. These measures included training on new procedures and sanitary measures recommended by Health Authorities, adjusted work schedules, physical distancing and protective equipment, restricted site access, screening processes for employees, contractors and incoming supplies, use of thermal cameras to check temperatures before site entrance, reduction of the on-site workforce to essential personnel only and arranging additional transportation buses and on-site medical personnel. In addition, the number of sleeping quarters at the mine sites will be further increased.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	83	88	$1,079	$960	$952	$887	$1,123	$1,077
Rosebel (95%)	52	72	959	944	896	915	1,150	1,116
Westwood (100%)[4,5]	20	24	1,020	869	968	849	1,133	990
	155	184	$1,030	$941	$935	$893	$1,189	$1,146
Cost of sales[1] ($/oz)			$1,030	$941
Cash costs, excluding royalties					$855	$836
Royalties					80	57
Total cash costs[2]					$935	$893
All-in sustaining costs[2,3]							$1,189	$1,146

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	167	178	$1,027	$927	$930	$885	$1,090	$1,043
Rosebel (95%)	116	140	1,044	916	977	908	1,204	1,089
Westwood (100%)[4,5]	42	39	1,093	1,165	1,077	853	1,189	1,078
	325	357	$1,042	$952	$966	$891	$1,210	$1,124
Cost of sales[1] ($/oz)			$1,042	$952
Cash costs, excluding royalties					$890	$832
Royalties					76	59
Total cash costs[2]					$966	$891
All-in sustaining costs[2,3]							$1,210	$1,124

1 Cost of sales, excluding depreciation, as disclosed in note 31 of IAMGOLD's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of IAMGOLD's MD&A.

3 All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 29.

4 Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2020 of $nil and $nil per ounce (three and six months ended June 30, 2019 - $nil and $30 per ounce), respectively.

5 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the three and six months ended June 30, 2020 of $nil and $nil per ounce (three and six months ended June 30, 2019 - $nil per ounce produced and $266 per ounce sold, respectively).

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	Revised[1]	Previous[2]
Essakane (000s oz)	350 - 370	350 - 370
Rosebel (000s oz)	210 - 230	250 - 270
Westwood (000s oz)	85 - 100	85 - 100
Total attributable production (000s oz)	645 - 700	685 - 740

Cost of sales[3] ($/oz)	$990 - $1,030	$955 - $995

Total cash costs[4,5] ($/oz)	$940 - $980	$920 - $960

All-in sustaining costs[4,5] ($/oz)	$1,195 - $1,245	$1,195 - $1,245

1. The revised outlook is based on 2020 full year assumptions with an average realized gold price of $1,675 per ounce, USDCAD exchange rate of 1.36, EURUSD exchange rate of 1.12 and average crude oil price of $40 per barrel.

2. The previous outlook is based on 2020 full year assumptions with an average realized gold price of $1,500 per ounce, USDCAD exchange rate of 1.40, EURUSD exchange rate of 1.12 and average crude oil price of $35 per barrel.

3. Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).

4. This is a non-GAAP measure. Refer to the non-GAAP performance measures section of IAMGOLD's MD&A.

5. Consists of Essakane, Rosebel, and Westwood on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

IAMGOLD lowered its 2020 total attributable gold production guidance to the range of 645,000 to 700,000 ounces from 685,000 to 740,000 ounces reflecting the suspension of operations on June 12, 2020 at the Rosebel Gold Mine in response to COVID-19 being detected amongst operations personnel. This operations suspension was lifted on July 24, 2020 once the Suriname national health authorities confirmed it was safe to do so, and that the appropriate controls have been adopted by personnel to ensure the safety of all employees. COVID-19 prevention protocols implemented include a reduced workforce to promote physical distancing in the camp facilities, which has in turn resulted in modifications to planned production volumes.

To safely achieve the full year production guidance, IAMGOLD is expected to incur incremental costs including increased number of sleeping quarters, adjusted work schedules and transport, expediting key supplies, additional security and screening measures, and personal protective equipment to protect IAMGOLD's workforce. Higher royalty expenses are expected due to the higher gold price expected in the year.

We revised upwards our 2020 cost of sales per ounce sold guidance to the range of $990 to $1,030 from $955 to $995 primarily due to the global COVID-19 crisis resulting in lower sales volume relative to the previous guidance.

We revised upwards our 2020 total cash costs2 per ounce produced guidance to the range of $940 to $980 from $920 to $960 primarily due to the global COVID-19 crisis resulting in lower production volume relative to the previous guidance.

IAMGOLD maintains its 2020 all-in sustaining costs2 per ounce sold guidance range of $1,195 to $1,245.

All-in sustaining costs2 in the third quarter 2020 are expected to be higher than the second quarter due to the resumption of sustaining capital programs with similar production levels. In addition, costs are expected to be higher in the third quarter as compared to the second quarter due to additional COVID-19 related expenditures.

DEPRECIATION EXPENSE

Depreciation expense in 2020 is expected to be in the range of $245 million to $255 million, a decrease of $5 million from previous guidance.

INCOME TAXES

We expect to pay cash taxes in the range of $30 million to $45 million in 2020. IAMGOLD is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for IAMGOLD is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$40	$65	$105	$40	$80	$120
Rosebel	50	40	90	60	55	115
Westwood	25	18	43	25	15	40
	115	123	238	125	150	275
Côté Gold (70%)	-	77	77	-	45	45
Boto Gold	-	25	25	-	25	25
Total[3,4,5] (±5%)	$115	$225	$340	$125	$220	$345

1 Sustaining capital includes capitalized stripping of $5 million for Rosebel (previously $15 million).

2 Non-sustaining capital includes capitalized stripping of $50 million for Essakane (previously $65 million) and $15 million for Rosebel (previously $30 million).

3 Includes $16 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of IAMGOLD's MD&A.

4 Capitalized borrowing costs are not included.

5 In addition to the above capital expenditures, $15 million in total principal lease payments are expected (previously $20 million).

We reduced our 2020 capital expenditure guidance by $5 million to $340 million (±5%) compared to the previous guidance. Non-sustaining capital expenditures increased by $5 million and sustaining capital expenditures decreased by $10 million. The $5 million increase in non-sustaining capital expenditures was primarily due to $32 million in higher expected capital expenditures at the Côté Gold Project as construction ramps up towards the end of the year and a $3 million increase in sustaining capital at Westwood, partially offset by a $15 million reduction in capitalized stripping at Essakane, and a $15 million reduction in capitalized stripping at Rosebel. The $10 million decrease in sustaining capital is due to lower capitalized stripping at Rosebel.

2021 GUIDANCE

(refer to February 19, 2020 news release)

Although guidance for 2021 remains unchanged at this time, it continues to be under review given the current global uncertainty with respect to the spread of COVID-19 and the effect it may have on the IAMGOLD's operations. IAMGOLD expects 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 19% higher than the expected 2020 production levels. Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.

On July 21, 2020, we announced the decision to proceed with the construction of the Côté Gold Project. IAMGOLD's expected go-forward capital obligation (exclusive of sunk costs) is in the range of $875 million to $925 million for its 70% share of project construction costs, assuming the leasing of major mining equipment of approximately $80 million. IAMGOLD expects to spend approximately 45% of the capital in 2021, assuming a go-forward USDCAD exchange rate of $1.35.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

The site actively managed the restrictions resulting from the global COVID-19 crisis and production activities progressed, although at a slower pace.

Attributable gold production for the second quarter 2020 was lower by 6% compared to the same prior year period due to lower mill throughput resulting from the COVID-19 crisis. The impact of lower throughput was partially offset by a 13% increase in grades compared to the same prior year period as available mine crews focused on mining high grade zones as opposed to zones requiring capitalized stripping. Gold sales for the second quarter 2020 were lower by 7%, compared to the same prior year period.

Material mined in the second quarter 2020 was 20% lower compared to the same prior year period with fewer mining crews available as a result of COVID-19 restrictions. Waste mined for the second quarter 2020 was 24% lower compared to the same prior year period as mining was focused on areas with accessible higher grade ore. Although the Mill Upgrade Project was temporarily suspended in the second quarter as a result of COVID-19 restrictions, approximately 80% of the equipment required for the Project was received during the quarter. Construction of the concrete foundation is scheduled to begin in the third quarter 2020.

Cost of sales per ounce sold for the second quarter 2020 was higher by 12% compared to the same prior year period primarily due to higher operating costs, lower sales volume and higher royalties resulting from higher realized gold prices.

Total cash costs per ounce produced for the second quarter 2020 were higher by 7% compared to the same prior year period primarily due to lower production volume and higher royalties driven by higher realized gold prices.

All-in sustaining costs per ounce sold for the second quarter 2020 were higher by 4% compared to the same prior year period, primarily due to higher cost of sales per ounce offset by marginally lower sustaining capital expenditures.

Sustaining capital expenditures for the second quarter 2020 of $8.9 million included capital spares of $3.2 million, mill equipment of $2.6 million, security of $1.3 million, generator overhaul of $0.7 million and various other sustaining capital expenditures of $1.1 million. Non-sustaining capital expenditures of $12.8 million included capitalized stripping of $10.6 million, tailings and liners of $1.0 million, and other non-sustaining capital of $1.2 million.

Outlook

IAMGOLD has maintained Essakane's 2020 attributable production guidance range of 350,000 to 370,000 ounces. The mine continues to proactively undertake several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations. Capital expenditures are expected to be approximately $105 million, comprising $40 million of sustaining capital expenditures and $65 million of non-sustaining capital expenditures.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

On June 12, 2020, IAMGOLD suspended operations at the mine as a result of a work stoppage initiated by the Rosebel Union (see news release dated June 16, 2020). IAMGOLD resumed operations on July 24, 2020.

Attributable gold production for the second quarter 2020 was lower by 28% compared to the same prior year period due to lower throughput and ore mined resulting from the mine site closure. Access to the Saramacca pit resulted in ore feed of 379,000 tonnes containing a higher grade of 1.43 g/t.

The Saramacca haul road and additional infrastructure are prioritized to be completed in the second half of 2020.

Cost of sales per ounce sold for the second quarter 2020 was higher by 2% compared to the same prior year period. This was primarily due to decreased sales volume, and the draw-down of low grade stockpiles to supplement the mill and was partially offset by lower mining and milling costs.

Total cash costs per ounce produced for the second quarter 2020 were lower by 2% compared to the same prior year period primarily due to lower mining and milling costs, partially offset by lower production volume.

All-in sustaining costs per ounce sold for the second quarter 2020 were higher by 3% compared to the same prior year period primarily due to higher cost of sales per ounce sold, partially offset by lower sustaining capital expenditures.

Sustaining capital expenditures for the second quarter 2020 of $8.9 million included capital spares of $4.8 million, mill equipment of $0.8 million, mobile equipment of $0.7 million, building upgrades of $0.6 million, resource development of $0.5 million, and tailings management of $0.3 million and various other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures of $6.7 million included $5.1 million related to the Saramacca Project and $1.6 million of capitalized stripping.

Outlook

IAMGOLD has lowered Rosebel's attributable production guidance in 2020 to the range of 210,000 to 230,000 ounces from 250,000 to 270,000 ounces reflecting the operational impact of the global COVID-19 crisis and the suspension of operations on June 12, 2020. Capital expenditures are expected to be approximately $90 million, comprising $50 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.

The site continued its strategy of keeping the mill full with feed from other sources during the ramp-up period. In order to maximize the capacity of the mill during the second quarter 2020, the site supplemented high grade underground ore with lower grade ore sourced from the adjacent Grand Duc satellite deposit. In line with this strategy, the site acquired the Fayolle property in Abitibi from Monarch Gold as a potential future ore source.

Gold production for the second quarter 2020 was 17% lower than the same prior year period primarily due to lower grades, partially offset by higher throughput. Grades decreased compared to the same prior year period with lower quantities of material fed from the higher grade underground deposit as a result of the mine being put on care and maintenance. Throughput was 37% higher as a result of supplementing the ore feed with material from Grand Duc.

Underground development continued to progress in the second quarter 2020 to open up access to new mining areas with lateral development of approximately 1,240 metres, averaging 14 metres per day. IAMGOLD released a National Instrument 43-101 Technical Report on August 5, 2020, and re-affirmed long-term production guidance originally disclosed in December 2019 (see news release dated August 5, 2020).

Cost of sales per ounce sold for the second quarter 2020 was higher by 17% compared to the same prior year period, primarily due to lower sales volume in the quarter.

Total cash costs per ounce produced for the second quarter 2020 were higher by 14% compared to the same prior year period primarily due to lower production volume in the quarter.

All-in sustaining costs per ounce sold for the second quarter 2020 were higher by 14% compared to the same prior year period primarily due to higher cost of sales per ounce sold, partially offset by lower sustaining capital expenditures.

Sustaining capital expenditures for the second quarter 2020 of $2.5 million included deferred development of $1.5 million, underground equipment of $0.6 million, underground construction of $0.3 million and other sustaining capital expenditures of $0.1 million. Non-sustaining capital expenditures of $2.2 million included deferred development of $1.3 million, development drilling of $0.4 million, underground construction of $0.3 million and other non-sustaining expenditures of $0.2 million.

Outlook

IAMGOLD has maintained Westwood's 2020 production guidance range of 85,000 to 100,000 ounces. The mine continues to proactively undertake several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations underground and on surface. Capital expenditures are expected to be approximately $43 million, comprising $25 million in sustaining capital expenditures and $18 million in non-sustaining capital expenditures.

DISCONTINUED OPERATIONS

Mali - Sadiola Mine (IAMGOLD interest - 41%)

On December 20, 2019, IAMGOLD, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction, Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by IAMGOLD and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, IAMGOLD will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as IAMGOLD remains confident that the conditions precedent will be fulfilled and the sale will close.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

During the second quarter 2020, de-risking activities related to the development of the Côté Gold Project continued, with project engineering over 60% complete. De-risking activities remain within the capital expenditure guidance and include detailed engineering, refining the resource block model, and advancing project permitting, including receipt of notification of approval for the application under Section 36 of the Fisheries Act (Canada) for the Project, a key milestone in attaining permits relating to impacts on fish habitats and tailings management. The first phase of camp construction and site tree clearing were also completed during the quarter.

On July 21, 2020, IAMGOLD, together with joint venture partner SMM announced the decision to proceed with the construction of the Project. The decision enables construction to start in the third quarter 2020 with commercial production expected in the second half of 2023. IAMGOLD's expected go-forward capital obligation, exclusive of sunk costs, is $875 to $925 million for its 70% share of the Project construction costs, assuming the leasing of major mining equipment of approximately $80 million. At a gold price of $1,700, the Project is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4%. During the second half of 2020, the Project will continue to advance detailed engineering in addition to securing long lead equipment, and commencing earthworks, access roads and camp construction. Total planned capital expenditures in 2020 is $77 million.

Drilling activities on the Gosselin Zone were suspended during the second quarter due to restrictions arising from the COVID-19 crisis. Activities are expected to resume during the third quarter and will continue to focus on evaluating the resource potential of the Gosselin Zone.

Boto Gold Project, Senegal

During the first quarter 2020, IAMGOLD announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The Government of Senegal has waived its right to a paid-in 25% interest, contingent on the receipt of $7 million payable at the commencement of commercial production. As per the provisions of the mining code, the Republic of Senegal is entitled to a 10% free-carried interest in an operating company. The receipt of the mining permit positions the Project for a development decision and eventual production.

During the second quarter 2020, IAMGOLD awarded engineering contracts related to access road construction as well as the process plant and the tailings management facility. Planned 2020 capital expenditures are currently $23 million.

Exploration activities during the second quarter focused on infill and delineation drilling aimed at resource conversion and refinement of the reserve block model, as well as evaluating high-priority satellite targets. Approximately 12,400 metres of diamond and reverse circulation ("RC") drilling were completed during the quarter.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In the second quarter 2020, expenditures for exploration and project studies totaled $7.3 million compared to $14.8 million in the same prior year period, of which $5.7 million was expensed and $1.6 million was capitalized. IAMGOLD's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration expenditures compared to the same prior year period reflects largely the impact of work restrictions and program curtailments experienced across most projects arising from the ongoing global COVID-19 crisis. During the quarter, drilling activities on active projects and mine sites totaled approximately 48,400 metres.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2020	2019	2020	2019
Exploration projects - greenfield	$4.0	$8.1	$10.0	$15.7
Exploration projects - brownfield[1]	3.3	5.5	8.0	10.5
	7.3	13.6	18.0	26.2
Feasibility and other studies	-	1.2	-	1.8
	$7.3	$14.8	$18.0	$28.0

1 Exploration projects - brownfield for the three months ended June 30, 2020 and 2019 included near-mine exploration and resource development of $1.4 million and $3.1 million, respectively.

OUTLOOK

We are maintaining our 2020 exploration expenditure guidance of $52 million, excluding project development activities and studies. The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and RC drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$-	$26	$26
Exploration projects - brownfield[2]	16	10	26
	$16	$36	$52

1 The 2020 planned spending for capitalized expenditures of $16 million is included in IAMGOLD's capital spending guidance of $340 million (±5%).

2 Exploration projects - brownfield include planned near-mine exploration and resource development of $16 million.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2020 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

During the second quarter 2020, IAMGOLD completed approximately 900 metres of RC drilling focused on infill and resource development at the Essakane Main Zone ("EMZ"). Regional exploration consisted of approximately 900 metres of RC infill drilling at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ.

Rosebel, Suriname

During the second quarter 2020, IAMGOLD completed approximately 12,500 metres of diamond and RC resource infill development drilling at the Saramacca deposit and at the Royal Hill pit on the Rosebel mine concession. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko - Saramacca trend.

Westwood, Canada

During the second quarter 2020, underground excavation totaled approximately 1,250 metres of lateral development. In addition, approximately 5,700 metres of surface and approximately 13,000 metres of underground resource development and geotechnical diamond drilling were completed. The underground program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined. The surface program focused on upgrading resources at the Grand Duc satellite pit, located 3 kilometres west of the Westwood shaft.

Subsequent to the quarter, IAMGOLD provided the results of an updated mineral reserve and mineral resource estimate. As at April 30, 2020, IAMGOLD reported total attributable proven and probable reserves at Westwood of 2.7 million tonnes grading 7.1 g/t Au for 0.6 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 4.8 million tonnes grading 10.2 g/t Au for 1.6 million contained ounces, and attributable inferred resources totaled 6.4 million tonnes grading 8.6 g/t Au for 1.8 million contained ounces (see news release dated August 5, 2020).

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, IAMGOLD conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2020. Highlights included:

Diakha-Siribaya, Mali

During the second quarter 2020, exploration activities were focused on exploring selected high priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit. Approximately 1,300 metres of diamond drilling were also completed during the quarter to test for extensions of the Diakha deposit along strike to the south.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is currently held 75% by IAMGOLD and 25% by TomaGold Corporation.

During the second quarter 2020, IAMGOLD resumed drilling activities and completed approximately 1,400 metres of diamond drilling focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019.

Nelligan Joint Venture, Canada

The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with IAMGOLD holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.

During the second quarter 2020, IAMGOLD reported initial assay results from the winter drilling program focused on testing the continuity of the Renard Zone and its western extension. Reported highlights include: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, and 10.5 metres grading 10.5 g/t Au (see news release dated June 18, 2020). Drilling activities were suspended during the second quarter due to the impact of work restrictions implemented as a result of the COVID-19 crisis. Planning to resume drilling activities is currently in progress.

Rouyn Option, Canada

IAMGOLD holds a purchase option with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, IAMGOLD can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, IAMGOLD must complete a resource estimate in accordance with National Instrument 43-101, after which IAMGOLD, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During the second quarter 2020, IAMGOLD reported assay results from 2019 and 2020 drilling at Astoria and Lac Gamble, respectively. Highlights include: 9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), and 9.0 metres grading 5.8 g/t Au (see news release dated May 13, 2020).

With the resumption of activities late in the second quarter, IAMGOLD completed approximately 150 metres of diamond drilling designed to test selected high-priority targets near the historic Astoria deposit. Approximately 5,000 metres of drilling in this phase of the program is planned. Results will be used to refine the deposit models for Lac Gamble and Astoria and support an initial resource estimate of the Lac Gamble zone.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

IAMGOLD, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador.

During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals' news release dated March 31 and April 14, 2020).

For the remainder of 2020, INV Metals plans to focus on permitting efforts for Loma Larga, primarily on obtaining the key environmental permits, along with an Investment Protection Agreement, to allow for its Board of Directors to make a development decision (see INV Metals' news release dated March 31, 2020).

End Notes (excluding tables)

1  Cost of sales, excluding depreciation, as disclosed in note 31 of IAMGOLD's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2  This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of IAMGOLD's MD&A.

3  The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

4  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

CONFERENCE CALL

A conference call will be held on Thursday, August 6th, 2020 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's operating performance and financial results for the second quarter 2020. A webcast of the conference call will be available through IAMGOLD's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 4779#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "Second Quarter 2020 Summary", "2020 Guidance", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the prospects in respect of the Company's projects, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "best-in-class", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances,  the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, IAMGOLD, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index4.

IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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